November 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel

Re:	Overland Advantage

Application for Withdrawal of Registration Statement on Form 10-12G

File No.: 000-56596

Dear Ms Lee:

Overland Advantage, a Delaware statutory trust (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2023 (SEC Accession No. 0001193125-23-242309), together with all exhibits thereto (collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Company will refile the Registration Statement concurrently with the filing of this request in order to reset the statutory sixty day effectiveness date.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Should you have any questions regarding the foregoing, please contact Kenneth E. Young of Dechert LLP, counsel to the Company, at (212) 698-3854.

Very truly yours,

Overland Advantage

/s/ William J. Neuenfeldt
William J. Neuenfeldt
Authorized Officer

cc:    Jeffrey H. Aronson, Overland Advantage

Susanne V. Clark, Overland Advantage

Michael J. Spratt, Securities and Exchange Commission

Thankam Varghese, Securities and Exchange Commission

Kenneth E. Young, Dechert LLP

William J. Bielefeld, Dechert LLP

Ross A. MacConnell, Dechert LLP